EXHIBIT 3.116

ARTICLES OF INCORPORATION

OF

MASSEY COAL SALES COMPANY, INC.

I. The name of the Corporation is Massey Coal Sales Company, Inc.

II. The purpose for which the Corporation is formed is to transact any or all lawful business, not required to be specifically stated in these Articles, for which corporations may be incorporated under the Virginia Stock Corporation Act, as amended from time to time including without limitation the purchase, sale, import and export of cannel, bituminous, and other coal, in the state of Virginia and elsewhere in the United States or in any foreign country.

III. The number of shares which the Corporation shall have authority to issue shall be 1,000 shares of the par value of $1.00 each.

IV. The initial registered office shall be located at The Massey Building, P.O. Box 26765 Fourth and Main Streets in the City of Richmond, Virginia 23261, and the initial registered agent shall be Wm. Blair Massey, who is a resident of Virginia and a Director of the Corporation, and whose business address is the same as the address of the initial registered office.

V. The number of Directors constituting the initial Board of Directors shall be three, and the names and addresses of the persons who are to serve as the initial Directors are as follows:

Thurston R. Moore

707 East Main Street

Richmond, Virginia 23212

Priscilla A. Burbank

707 East Main Street

Richmond, Virginia 23212

Wm. Blair Massey

Massey Building, P.O. Box 26765

Fourth and Main Streets

Richmond, Virginia 23261

VI. (1) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (including an action or suit by or in the right of the Corporation to procure a judgment in its favor) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against judgments, fines, amounts paid in settlement, and expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in the manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) Notwithstanding the provisions of section (1) of this Article, no indemnification shall be made in an action or suit by or in the right of the Corporation to procure a judgment in its favor in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification.

(3) To the extent that any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in section (1) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Any indemnification under sections (1) and (2) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of any such person is proper in the circumstances because he has met the applicable standard of conduct set forth in such sections (1) and (2). Such determination shall be made (a) by the Corporation’s Board of

Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding; or (b) if such a quorum is not obtainable, or even if obtainable, and a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion; or (c) by the shareholders. If the determination is to be made by the Directors, they may rely, as to all questions of law, on the advice of independent counsel.

(5) Expenses (including attorneys’ fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid (but shall not hereby be required to be paid) by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in section (4) of this Article, upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

(6) The Board of Directors is hereby empowered, by majority vote of a quorum of disinterested Directors, to cause the Corporation to indemnify or contract in advance to indemnify any person not specified in section (1) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in section (1). The provisions of sections (2) through (5) of this Article shall be applicable to any indemnification provided hereafter pursuant to this section (6).

(7) The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

(8) Every reference herein to director, officer, employee or agent shall include former directors, officers, employees and agents and their respective heirs, executors and administrators. The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such person under the provisions of this Article.

Dated: June 8, 1981

/s/ Priscilla A. Burbank

Priscilla A. Burbank, Incorporator